

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2023

Jordan Plews, Ph. D.
Chief Executive Officer
Elevai Labs Inc.
120 Newport Center Drive, Ste. 250
Newport Beach, CA 92660

> **Re: Elevai Labs Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted July 25, 2023**
> **CIK No. 0001840563**

Dear Jordan Plews:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted July 25, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 91

1. We note you have included a discussion of your results of operations for the three months ended March 31, 2023 compared to the three months ended March 31, 2022. However, it appears you have not included the discussion of your results of operations for the fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2021 in this amendment. Please advise.

   You may contact Tracie Mariner at 202-551-3744 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Joe McCann at 202-551-6262 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Tim Dockery, Esq.